3M Company

Filed Pursuant to Rule 433

Medium Term Notes, Series E	Dated August 18, 2008
$850mm 4.375% Notes Due 2013	Registration Statement No. 333-132041

Summary of Terms

Issuer:	3M Company
Expected Ratings:	Aa1 / AA (Moody’s / S&P)
Trade Date:	August 18, 2008
Settlement Date:	August 21, 2008 (T+3)
Maturity:	August 15, 2013
Security Description:	SEC Registered 5yr Fixed Rate Notes
Total Principal Amount:	$850,000,000
Coupon:	4.375% per annum
Spread:	T+ 135 bps
Price / Yield:	99.824% / 4.415%
Benchmark Treasury:	3.375% due July 31, 2013
Benchmark Treasury Yield:	3.065%
Coupon Payment:	Pays Semi-Annually on the 15th day of February & August, beginning February 15, 2009
Basis:	30 / 360
Gross Proceeds:	$848,504,000
Joint Bookrunners:	Goldman, Sachs & Co., Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated
Co-managers:	None
CUSIP:	88579EAE5
Minimum Denominations:	$2000 by $1000
Redemption:	Not redeemable

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.